UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KOS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

PARTHENON ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ABBOTT LABORATORIES

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

500648100

(CUSIP Number of Class of Securities)

Laura J. Schumacher
Senior Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6020
(847) 937-5726

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Catherine J. Dargan

Covington & Burling LLP

1201 Pennsylvania Avenue, NW

Washington, D.C. 20004

(202) 662-5567

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$3,715,206,456		$397,527

(1)             Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 47,630,852 shares of Kos common stock (which represents the number of shares outstanding as of November 2, 2006, the most recent practicable date) by $78.00 per share.

(2)             The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2007, issued September 29, 2006, by multiplying the transaction value by .000107.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $397,527	Filing Party: Abbott Laboratories and Parthenon Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 14, 2006

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  Third-party tender offer subject to Rule 14d-1.

☐                                    Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2006, as amended (the “Schedule TO”) by (i) Parthenon Acquisition Corp., a Florida corporation (the “Purchaser”), and wholly owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and (ii) Abbott.  This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (including shares subject to vesting or other restrictions, the “Shares”), of Kos Pharmaceuticals, Inc., a Florida corporation (“Kos”), at a purchase price of $78.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

Sections (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:

“On December 4, 2006, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

“(a)(5)(D)	Press Release issued by Abbott on December 4, 2006.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABBOTT LABORATORIES

By	/s/ Thomas C. Freyman
Name: Thomas C. Freyman
Title: Executive Vice President, Finance and Chief Financial Officer
Date: December 4, 2006